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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ----------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13D
                                (AMENDMENT NO.__ )
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          HARBOR BANKSHARES CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                    411465107
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                                 (CUSIP Number)

                             Noel M. Gruber, Esquire
                          James I. Lundy, III, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    JUNE 1996

             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See, Rule 13d-1 (a) for other parties to whom copies are to be sent.

CUSIP NO. 411465107
----------- --------------------------------------------------------------------
1.          NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Paterakis
----------- --------------------------------------------------------------------
2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) [ ]        (b) [ ]
----------- --------------------------------------------------------------------
3.          SEC USE ONLY
----------- --------------------------------------------------------------------
4.          SOURCE OF FUNDS:   PF, AF
----------- --------------------------------------------------------------------
5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e).       Not applicable
----------- --------------------------------------------------------------------
6.          CITIZENSHIP OR PLACE OF ORGANIZATION:     United States
----------- --------------------------------------------------------------------
-------------------------- -----------------------------------------------------
NUMBER OF                  7.         SOLE VOTING POWER  58,789
SHARES                     -------    ------------------------------------------
BENEFICIALLY               8.         SHARED VOTING POWER  0
OWNED BY                   -------    ------------------------------------------
EACH                       9.         SOLE DISPOSITIVE POWER  58,789
REPORTING                  -------    ------------------------------------------
PERSON WITH:               10.        SHARED DISPOSITIVE POWER  0
-------------------------- -----------------------------------------------------
----------- --------------------------------------------------------------------
11.         AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                          58,789
----------- --------------------------------------------------------------------
12.         CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES*              [   ]
----------- --------------------------------------------------------------------
13.         PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                             8.3%
----------- --------------------------------------------------------------------
14.         TYPE OF REPORTING PERSON*                         IN
----------- --------------------------------------------------------------------

CUSIP NO. 411465107

ITEM 1.  SECURITY AND ISSUER.

         This report relates to the common stock $.01 par value, of Harbor Bankshares Corporation (the "Company"), a Maryland corporation, the principal office of which is located at 25 West Fayette Street, Baltimore, Maryland 21201.

ITEM 2.  IDENTITY AND BACKGROUND.

         John Paterakis.

         Mr. Paterakis' principal occupation is President and Chief Executive Officer of H & S Bakery, Inc. and Northeast Foods, Inc. The business address of H & S Bakery, Inc. and Northeast Foods, Inc. is 601 S. Carolina
Street, Baltimore, Maryland, 21202

         The reporting person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Mr. Paterakis is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares were purchased for cash, using Mr. Paterakis' personal funds, and funds of entities controlled by Mr. Paterakis.

ITEM 4. PURPOSE OF TRANSACTION.

         All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company.

         Except as indicated above, and except for periodic review of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in his capacity as a Director of the Company, the reporting person has no present plans or proposals which relate to, or which would result in, any of the factors set forth in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         All percentages given for ownership of the outstanding common stock are based upon 704,424 shares of common stock outstanding as of March 31, 2004 (including 33,795 non-voting shares of common stock).

         As of the date of this filing, Mr. Paterakis beneficially owns 58,789 shares of common stock, representing 8.3% of the outstanding. These shares include 16,437 shares held by J&B Associates, Inc., 6,164 shares held by H&S Bakery, Inc. and 10,273 shares held by Northeast Foods, Inc., companies controlled by Mr. Paterakis. Mr. Paterakis possesses sole power to vote and dispose of all of the shares, including the shares owned by companies controlled by Mr. Paterakis.

CUSIP NO. 411465107

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                    [Remainder of page intentionally blank.]

CUSIP NO. 411465107

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.

                                           /s/ John Paterakis
                                           -------------------------------------
                                           John Paterakis


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